Room 4561

March 9, 2007

Mr. Peter Zotto
Chief Executive Officer
IONA Technologies PLC
200 West Street, 4th Floor
Waltham, MA 02451

> **Re:** **IONA Technologies PLC**
> **Form 20-F for the Fiscal Year Ended December 31, 2005**
> **Filed April 19, 2006**
> **File No. 000-29154**

Dear Mr. Zotto:

We have reviewed your response letter dated February 16, 2007 and have the following additional comment. We may ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 20-F for the Fiscal Year Ended December 31, 2005

Note 1. Organization and Summary of Significant Accounting Policies

Revenue recognition, page F-6

1.   Your response to prior comment number 1 indicates that your PCS arrangements may include "minor" and "major" product releases. Describe for us the nature of these product releases. Also, tell us how you have evaluated the nature of these

releases in assessing whether they represent a component of PCS or additional elements that would require separate accounting. As part of your response, please provide the following:

    a. Explain what each type of product release includes and how the product releases relate to the original software product;

    b. Describe, in reasonable detail, the differences between minor and major product releases;

    c. Tell us whether the product releases are specified or unspecified rights; and

    d. Explain your basis for classifying the product releases as PCS. As part of your response, tell us how you have considered paragraphs 36, 48 and 56 of SOP 97-2.

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. You may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter with any amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

You may contact Christine Davis, Staff Accountant at (202) 551-3408 or me at (202) 551-3489 if you have questions regarding these comments.

Sincerely,

Brad Skinner
Accounting Branch Chief